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Leo Goriev · 3rd
Founder & CEO – CardBlanch
San Jose, California, United States · **Contact info**
500+ connections

 CardBlanch

 National Aviation University

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Experience



Founder & CEO
CardBlanch · Full-time
Aug 2020 – Present · 1 yr 2 mos
Соединенные Штаты Америки

One Card to Replace all Your Reward and Credit Cards

 CardBlanch

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Alty
9 yrs

Co-owner and CEO
Sep 2017 – Present · 4 yrs 1 mo
Делавэр, Соединенные Штаты Америки

Alty does full-cycle software production service. Since 2009 we help IT entrepreneurs and
businesses throughout the world to create custom business management systems and
applications.

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Head of Development Department
Oct 2015 – Aug 2017 · 1 yr 11 mos
Делавэр, Соединенные Штаты Америки

Key Responsibilities:
Team leadership, strategy & planning
Software development supervision
Communication and problem solving

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 Mobile App
Development Compan...

Show 1 more role ⌄



Founder & CEO
Online sushi bar Ukushuka
May 2007 – Jul 2013 · 6 yrs 3 mos
Ukraine, Kiev

• May 2007 – July 2013:
Company: TM UKUSHUKA (http://ukushuka.ua)

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Co Founder
Party Group Studio
Jul 2006 – Sep 2008 · 2 yrs 3 mos
Kiev

• July 2006 – September 2008:
Company: Party Group Studio

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Education



National Aviation University
M.Sc., Security of Information, Master

 2001 – 2006